Exhibit 1

Summary Report
Fourth quarter and Full year 2016

Ahold Delhaize reports a strong fourth quarter and raises the dividend for 2016, integration progresses well

•	Pro forma Q4 net sales of €15.5 billion, up 2.8% at constant exchange rates, adjusted for week 53 in 2015

•	Pro forma Q4 underlying operating margin of 3.9%, driven by strong performance in the Netherlands and at Delhaize America

•	Pro forma full-year underlying operating margin of 3.7%, up 20 basis points compared to 2015

•	Strong free cash flow of €874 million in Q4, resulting in €1.4 billion full-year free cash flow

•	Proposed dividend of €0.57, up 9.6% compared to the Ahold dividend last year

•	Integration on track, with synergies from the Better Together strategy delivering according to plan

Zaandam, the Netherlands, March 1, 2017 - Ahold Delhaize, a leader in supermarkets and eCommerce with market-leading local brands in 11 countries, reported a strong fourth quarter and full year performance with solid sales growth and margins in the year of its landmark merger.

Dick Boer, CEO of Ahold Delhaize, said: “2016 was not only a year where we brought together two strong food retailers. It was also a year in which our great local brands drove solid performance, serving our customers both in stores and online.

“I am very pleased with the financial results in the fourth quarter with volume growth and strong margins, while making good progress implementing our Better Together strategy which we announced in December. Our teams are working hard on the integration, leveraging best practices and realizing synergy targets.

“Pro forma sales grew by 2.8% in the fourth quarter at constant exchange rates and adjusted for the 53rd week in 2015, driving volumes while operating in a deflationary environment in the U.S.

“Ahold USA continued to focus on its “Heading Northeast” strategy by offering better value, better quality and improved service to its customers, resulting in resilient volume trends. Underlying operating margin performance was slightly better than last year, adjusted for week 53 last year, supported by ongoing cost initiatives and synergies.

“Delhaize America showed continued good performance at both Food Lion and Hannaford with strong volume growth, more than offsetting the impact of deflation on sales. Underlying operating margins improved, driven by the “Easy, Fresh & Affordable” strategic initiative and synergies.

“In The Netherlands performance was outstanding, driven by both supermarkets and our online businesses ah.nl and bol.com. Underlying operating margin exceeded last year’s margin, reflecting operational efficiency and synergies.

“In Belgium, sales performance reflected a softer holiday season compared to 2015. However, underlying operating margins slightly improved due to capturing synergies.

“In Central and Southeastern Europe sales growth was mainly driven by Romania. Underlying operating margins decreased mainly due to our Serbian and our Czech business.

“Our strong free cash flow of €1.4 billion for the full year allows us to continue to fund growth in key channels, as well as to return excess liquidity to our shareholders. In January, we started a €1 billion share buyback to be carried out throughout 2017.

“Finally, we are pleased to propose a dividend of €0.57 to our shareholders, an increase of 9.6% compared to Ahold last year, representing a payout ratio of 48% of pro forma underlying income from continuing operations.”

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.aholddelhaize.com	Social Media Twitter: @AholdDelhaizeNews Youtube: @CommunicationsAholdDelhaize LinkedIn: @AholdDelhaize	Page 1/38

Summary report, Fourth quarter and Full year 2016 Management report

Group performance

Group performance on an IFRS basis

€ million, except per share data	Q4 2016[1]	Q4 2015[1]	% change	% change constant rates	2016[1]	2015[1]	% change	% change constant rates

Net sales	15,119	9,786	54.5%	52.6%	49,695	38,203	30.1%	29.6%

Operating income	487	387	25.8%	23.8%	1,584	1,318	20.2%	19.6%

Income from continuing operations	145	254	(42.9)%	(43.8)%	830	849	(2.2)%	(2.5)%

Net income	144	254	(43.3)%	(44.3)%	830	851	(2.5)%	(2.9)%

Basic earnings per share from continuing operations	0.11	0.31	(64.5)%	(63.9)%	0.81	1.04	(22.1)%	(21.8)%

Free cash flow[2]	874	401	118.0%	115.8%	1,441	1,184	21.7%	22.3%

1.	For the former Ahold segments, the number of weeks included for 2016 are 12 weeks for Q4 and 52 weeks for FY (2015: 13 weeks for Q4 and 53 weeks for FY). Results from former Delhaize segments are included as of July 24, 2016.
2.	Free cash flow is a non-GAAP measure. For a description of non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Group performance on a pro forma basis

€ million, except per share data	Pro forma Q4 2016[1]	Pro forma Q4 2015[1]	% change	% change constant rates	Pro forma 2016[1]	Pro forma 2015[1]	% change	% change constant rates

Net sales	15,505	15,667	(1.0)%	(2.2)%	62,331	60,881	2.4%	2.1%

Operating income	501	558	(10.2)%	(11.5)%	1,974	1,899	3.9%	3.6%

Income from continuing operations	158	366	(56.8)%	(57.5)%	1,078	1,202	(10.3)%	(10.6)%

Basic earnings per share from continuing operations[2]	0.12	0.29	(58.6)%	(58.6)%	0.85	0.95	(10.5)%	(10.5)%

Underlying EBITDA	1,045	1,049	(0.4)%	(1.6)%	4,063	3,862	5.2%	4.9%

Underlying EBITDA margin	6.7%	6.7%			6.5%	6.3%

Underlying operating income	608	633	(3.9)%	(5.1)%	2,298	2,155	6.6%	6.3%

Underlying operating margin	3.9%	4.0%			3.7%	3.5%

Underlying earnings per share from continuing operations[2]	0.32	0.33	(3.0)%	(3.0)%	1.17	1.11	5.4%	5.4%

1.	For the former Ahold segments, the number of weeks included for 2016 are 12 weeks for Q4 and 52 weeks for FY (2015: 13 weeks for Q4 and 53 weeks for FY). For the former Delhaize segments, the number of weeks included for both 2015 and 2016 are 13 weeks for Q4 and 52 weeks for FY.
2.	For more information on the (underlying) earnings per share from continuing operations, refer to table on page 32.

Pro forma net sales overview after adjustment for the impact of week 53 in 2015

€ million	Q4 2016[1]	Adjusted Q4 2015[1]	% change	% change constant rates	FY 2016 (52 weeks)	Adjusted FY 2015 (52 weeks)	% change	% change constant rates

Ahold USA	5,590	5,451	2.5%	0.7%	23,316	22,654	2.9%	2.5%

Delhaize America	3,969	3,822	3.8%	2.0%	15,501	15,146	2.3%	1.9%

The Netherlands	3,208	2,983	7.5%	7.5%	13,015	12,362	5.3%	5.3%

Belgium	1,280	1,293	(1.0)%	(1.0)%	4,942	4,859	1.7%	1.7%

Central and Southeastern Europe	1,458	1,373	6.2%	6.7%	5,557	5,115	8.6%	8.8%

Ahold Delhaize Group[2]	15,505	14,922	3.9%	2.8%	62,331	60,136	3.7%	3.4%

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1.	The number of weeks included in the fourth quarter of 2016 and 2015 are 12 weeks for the former Ahold segments and 13 weeks for the former Delhaize segments.
2.	Excluding gasoline sales, pro forma net sales in the fourth quarter and for the full year 2016 increased 2.7% and 3.7%, respectively, at constant exchange rates and adjusted for the impact of week 53 in 2015.

Basis of preparation - Management report

This report includes information presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union and information presented on a pro forma basis (“pro forma information”). The periods reflected in the IFRS and in the pro forma information are explained below. See Note 2 of the summary financial statements for more information on the basis of presentation of the IFRS information. For more information on the basis of presentation of the pro forma information, refer to the pro forma information as published on October 6, 2016 (“Pro forma booklet”).

Q4 2016 - IFRS information

The Group performance overview for the fourth quarter of 2016 reflects results for Ahold Delhaize for the period October 10, 2016, to January 1, 2017. For the former Delhaize European subsidiaries the fourth quarter started on October 1, 2016, and for the former Delhaize U.S. subsidiaries, the fourth quarter started on October 2, 2016. The results for these Delhaize subsidiaries for the period between their respective starting dates and October 10 have been excluded by extrapolating the income statement line items for the additional days and by adjusting for any significant transactions.

2016 - Pro forma information

The pro forma information in this press release is presented to give effect to the merger of Ahold and Delhaize as if it had occurred on the first day of Ahold’s 2015 financial year, using the fair values established as of July 23, 2016 (the merger date), as the basis for the purchase price allocation effects. The information is not intended to revise past performance, but instead to provide a comparative basis for the assessment of current performance. The pro forma information represents a hypothetical situation and does not purport to represent what Ahold Delhaize’s actual result of operations would have been, should the merger with Delhaize actually have occurred at the beginning of Ahold’s 2015 financial year, nor are they necessarily indicative of future results of Ahold Delhaize. The company does not claim or represent that the pro forma information is indicative of what the results would have been had the merger taken place as of the date indicated or of the results that may be achieved in the future.

The reconciliation of the Q4 2016 IFRS numbers to the Q4 2016 pro forma numbers is included in the section Pro forma financial information, commencing on page 33 of this press release. The reconciliation of IFRS numbers to pro forma numbers for Q3 2016 is included in the Q3 2016 press release and for periods prior to Q3 2016 is included in the Pro forma booklet, which can be accessed via this link: Pro forma booklet.

Ahold Delhaize’s fourth financial quarter for 2016 started on October 10, 2016, and ended on January 1, 2017. As explained in the Pro forma booklet, Ahold and Delhaize had different reporting calendars. The pro forma information is not adjusted for the difference in the reporting calendars. The Q4 pro forma information includes the results of the former Ahold companies for the period October 10, 2016, to January 1, 2017, and the results of the former Delhaize companies for the period October 1, 2016, to December 31, 20161. The year-to-date pro forma information includes the results of the former Ahold companies for the period January 4, 2016, to January 1, 2017, and the results from the former Delhaize companies for the period January 1, 2016, to December 31, 20171.

1.	For the former Delhaize U.S. subsidiaries the financial year and fourth quarter of 2016 commenced on January 4, 2016, and October 2, 2016, respectively, and the fourth quarter ended on January 1, 2017.

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Synergy savings

Ahold Delhaize remains committed to deliver net synergies of € 500 million in 2019, incremental to underlying operating income, resulting from the integration of the two companies. We expect synergy savings to be delivered on top of the continued save-to-invest programs in the brands.

In 2016, the following net synergy savings have been delivered, according to plan.

€ million	Q4 2016	2016

United States	8	8

Europe	7	7

Global Support Office	4	7

Ahold Delhaize Group	19	22

Performance by segment

Ahold USA

€ million	Q4 2016 (12 weeks)	Q4 2015 (13 weeks)	% change	% change constant rates	2016 (52 weeks)	2015 (53 weeks)	% change	% change constant rates

Net sales[1,2]	5,690	6,060	(6.1)%	(7.8)%	23,845	23,732	0.5%	0.1%

Operating income	214	248	(13.7)%	(15.9)%	818	878	(6.8)%	(7.4)%

1.	Net sales in the fourth quarter and for the full year 2016 decreased 0.2% and increased 2.1%, respectively, at constant exchange rates and adjusted for the impact of week 53 in 2015.
2.	Excluding gasoline sales, net sales in the fourth quarter and for the full year 2016 decreased 0.4% and increased 2.9%, respectively, at constant exchange rates and adjusted for the impact of week 53 in 2015.

Ahold USA on a pro forma basis

	Pro forma Q4 2016 (12 weeks)	Pro forma Q4 2015 (13 weeks)	% change	% change constant rates	Pro forma 2016 (52 weeks)	Pro forma 2015 (53 weeks)	% change	% change constant rates

$ million

Net sales[1]	5,999	6,451	(7.0)%	(7.0)%	25,790	25,654	0.5%	0.5%

€ million

Net sales[1]	5,590	5,903	(5.3)%	(7.0)%	23,316	23,106	0.9%	0.5%

Underlying EBITDA	380	411	(7.5)%	(9.4)%	1,591	1,572	1.2%	0.8%

Underlying EBITDA margin	6.8%	7.0%			6.8%	6.8%

Underlying operating income	221	255	(13.3)%	(14.7)%	921	922	(0.1)%	(0.5)%

Underlying operating margin	4.0%	4.3%			4.0%	4.0%

Comparable sales growth	0.0%	0.2%			0.0%	(1.1)%

Comparable sales growth excluding gasoline	(0.2)%	1.9%			0.7%	1.1%

1.	Excluding gasoline sales, net sales in the fourth quarter and for the full year 2016 increased 0.5% and 3.3%, respectively, at constant exchange rates and adjusted for the impact of week 53 in 2015.

In the fourth quarter of 2016, pro forma net sales at Ahold USA decreased by 7.0% at constant exchange rates to € 5,590 million. Pro forma sales, adjusted for the additional week in 2015, increased by 0.7% at constant exchange rates compared to the fourth quarter 2015. Comparable sales growth excluding gasoline was down by 0.2% and was impacted by a deflationary market as well as last year’s competitive closures in the Stop & Shop New York Metro market.

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Ahold USA grew market share in both dollars and volume across its divisions and benefited from a solid holiday performance. Shelf price deflation was 1.2%, broadly in line with the previous quarter.

During the quarter, Ahold USA divisions continued their “Heading Northeast” strategy to provide better value to customers by launching a new round of price investments in early October, deploying strong holiday promotions, and successfully growing our organic and “free from” Nature’s Promise brand.

Ahold USA’s pro forma underlying operating margin was 4.0%, down 0.3 percentage points from the same quarter last year. The underlying margin of 4.0% was slightly better than last year after correcting for the benefit of the additional sales week in the fourth quarter of 2015, supported by synergies.

Delhaize America

€ million	Q4 2016	Q4 2015[1]	% change	% change constant rates	2016[1]	2015[1]	% change	% change constant rates

Net sales	3,675	—	nm	nm	7,065	—	nm	nm

Operating income	102	—	nm	nm	218	—	nm	nm

1.	Results from Delhaize America are included as of July 24, 2016.

Delhaize America on a pro forma basis

	Pro forma Q4 2016 (13 weeks)	Pro forma Q4 2015 (13 weeks)	% change	% change constant rates	Pro forma 2016 (52 weeks)	Pro forma 2015 (52 weeks)	% change	% change constant rates

$ million

Net sales	4,276	4,191	2.0%	2.0%	17,156	16,828	1.9%	1.9%

€ million

Net sales	3,969	3,822	3.8%	2.0%	15,501	15,146	2.3%	1.9%

Underlying EBITDA	271	245	10.6%	8.1%	1,030	995	3.5%	3.1%

Underlying EBITDA margin	6.8%	6.4%			6.6%	6.6%

Underlying operating income	141	125	12.8%	10.9%	538	519	3.7%	3.3%

Underlying operating margin	3.6%	3.3%			3.5%	3.4%

Comparable sales growth	2.2%	2.2%			2.1%	2.1%

In the fourth quarter of 2016, pro forma net sales at Delhaize America increased by 2.0% to € 3,969 million at constant exchange rates. Comparable sales increased by 2.2%. Both Food Lion and Hannaford reported positive comparable sales growth supported by volume growth which was more than offsetting the impact of deflation on sales. Shelf price deflation was 1.7%, broadly in line with the previous quarter.

During the quarter Food Lion relaunched 142 stores under the “Easy, Fresh & Affordable” strategy in the Charlotte, North Carolina, market. The four fully launched markets outpaced the brand average for both comparable volume and sales growth.

Delhaize America’s pro forma underlying operating margin was 3.6%, up 0.3 percentage points from the same quarter last year. The improvement was mainly driven by strong volume growth, with more local products in the assortment and synergy savings, partly offset by higher labor costs.

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The Netherlands

€ million	Q4 2016 (12 weeks)	Q4 2015 (13 weeks)	% change	2016 (52 weeks)	2015 (53 weeks)	% change

Net sales[1]	3,226	3,265	(1.2)%	13,101	12,699	3.2%

Operating income	121	145	(16.6)%	578	557	3.8%

1.	Net sales in the fourth quarter and for the full year 2016 increased 7.5% and 5.3%, respectively, adjusted for the impact of week 53 in 2015.

The Netherlands on a pro forma basis

€ million	Pro forma Q4 2016 (12 weeks)	Pro forma Q4 2015 (13 weeks)	% change	Pro forma 2016 (52 weeks)	Pro forma 2015 (53 weeks)	% change

Net sales	3,208	3,245	(1.1)%	13,015	12,624	3.1%

Underlying EBITDA	230	215	7.0%	917	840	9.2%

Underlying EBITDA margin	7.2%	6.6%		7.0%	6.7%

Underlying operating income	161	150	7.3%	629	570	10.4%

Underlying operating margin	5.0%	4.6%		4.8%	4.5%

Comparable sales growth	6.6%	3.5%		4.1%	3.7%

Pro forma net sales of € 3,208 million decreased by 1.1% compared with last year. Pro forma net sales adjusted for the additional week in 2015, increased by 7.5% compared to the fourth quarter 2015. Comparable sales grew by 6.6%, driven by assortment innovations and improved services at Albert Heijn and continued strong sales growth at bol.com and ah.nl. Our online businesses, bol.com and ah.nl, reported over 30% growth in net consumer sales compared with the same quarter last year.

For the year, Albert Heijn grew its market share by 20 basis points to 35.2%. Our customers are attracted by newly introduced own brand products, own brand quality improvements, the expansion of our healthy food offering and by our strong omnichannel offering. In December, Albert Heijn was named best supermarket in the Netherlands by market research company GfK.

Pro forma underlying operating margin was 5.0%, up 0.4 percentage points compared to last year. This increase was driven by synergy savings as well as buy-for-less savings. The margin excluding bol.com was 5.4%, up 0.4 percentage points compared to last year.

Belgium

€ million	Q4 2016	Q4 2015[1]	% change	2016[1]	2015[1]	% change

Net sales	1,164	—	nm	2,199	—	nm

Operating income	20	—	nm	51	—	nm

1.	Results from Belgium are included as of July 24, 2016.

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Belgium on a pro forma basis

€ million	Pro forma Q4 2016 (13 weeks)	Pro forma Q4 2015 (13 weeks)	% change	Pro forma 2016 (52 weeks)	Pro forma 2015 (52 weeks)	% change

Net sales	1,280	1,293	(1.0)%	4,942	4,859	1.7%

Underlying EBITDA	66	62	6.5%	266	233	14.2%

Underlying EBITDA margin	5.2%	4.8%		5.4%	4.8%

Underlying operating income	30	28	7.1%	121	86	40.7%

Underlying operating margin	2.3%	2.2%		2.4%	1.8%

Comparable sales growth	(0.9)%	4.0%		1.7%	0.2%

In the fourth quarter of 2016, pro forma net sales were € 1,280 million, down 1.0% versus last year, with comparable sales growth down 0.9%. This decrease was a result of volume declines, due to softer holiday performance compared to last year. For the year, Belgium’s market share was stable compared to last year at 24.1%.

During the fourth quarter, 10 Red Market stores were converted and added to the Delhaize affiliate store network. The remaining 3 Red Market stores will be converted in 2017.

Pro forma underlying operating margin was 2.3%, up 0.1 percentage points compared to last year. Synergies and labor cost savings in stores, driven by the Transformation Plan, more than offset the effect of lower sales in the quarter.

Central and Southeastern Europe (CSE)

€ million	Q4 2016 (12 weeks)	Q4 2015 (13 weeks)[1]	% change	% change constant rates	2016 (52 weeks)[1]	2015 (53 weeks)[1]	% change	% change constant rates
Net sales	1,364	461	195.9%	195.4%	3,485	1,772	96.7%	94.9%
Operating income	69	16	331.3%	349.9%	125	11	1036.4%	1086.1%

1.	Results from former Delhaize entities included in Central and Southeastern Europe (Greece, Romania and Serbia) are included as of July 24, 2016.

Central and Southeastern Europe (CSE) on a pro forma basis

€ million	Pro forma Q4 2016[1]	Pro forma Q4 2015[1]	% change	% change constant rates	Pro forma 2016[1]	Pro forma 2015[1]	% change	% change constant rates

Net sales	1,458	1,404	3.8%	4.3%	5,557	5,146	8.0%	8.1%

Underlying EBITDA	112	121	(7.4)%	(6.7)%	378	335	12.8%	13.5%

Underlying EBITDA margin	7.7%	8.6%			6.8%	6.5%

Underlying operating income	75	86	(12.8)%	(11.8)%	231	193	19.7%	20.9%

Underlying operating margin	5.1%	6.1%			4.2%	3.8%

Comparable sales growth	3.4%	5.4%			5.5%	2.5%

Comparable sales growth excluding gasoline	3.4%	5.5%			5.7%	2.6%

1.	For the former Ahold operating segment within Central and Southeastern Europe (Czech Republic), the number of weeks included for 2016 are 12 weeks for Q4 and 52 weeks for FY (2015: 13 weeks for Q4 and 53 weeks for FY). For the former Delhaize operating segments within Central and Southeastern Europe (Greece, Romania and Serbia), the number of weeks included for both 2016 and 2015 are 13 weeks for Q4 and 52 weeks for FY.

Pro forma net sales increased by 4.3% to € 1,458 million at constant exchange rates. CSE pro forma net sales adjusted for the additional week in 2015 at the Czech Republic, increased by 6.7% compared to the fourth quarter and resulted from continued solid comparable sales growth and new store openings. Comparable sales excluding gasoline grew by 3.4%, following further growth in Romania and Serbia, while growth was approximately flat in the Czech Republic. In Greece comparable sales growth was lower than in previous quarters as it was impacted by last year’s strong performance as a result of operational issues at a large competitor in this market.

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CSE’s pro forma underlying operating margin decreased by 1.0 percentage points to 5.1%. The margin decrease versus last year was mainly caused by the Czech Republic and Serbia. While gross margin of CSE improved, operating expenses in the fourth quarter of 2015 included one-off benefits in the Czech Republic.

Global Support Office

€ million	Pro forma Q4 2016	Pro forma Q4 2015	% change	% change constant rates	Pro forma 2016	Pro forma 2015	% change	% change constant rates

Underlying operating income	(20)	(11)	(81.8)%	(96.1)%	(142)	(135)	(5.2)%	(5.8)%

Underlying operating income excluding insurance activities	(41)	(42)	2.4%	2.3%	(165)	(164)	(0.6)%	(0.6)%

Pro forma underlying Global Support Office costs were €20 million, €9 million higher than the prior year. Excluding insurance activities, underlying costs were €41 million compared with €42 million last year. Insurance benefits resulted from an increase in discount rates.

Financial review IFRS

Fourth quarter 2016 (compared to fourth quarter 2015)

Operating income increased by €100 million to €487 million, which is primarily due to the contribution of the former Delhaize operating companies (Delhaize America €102 million, Belgium €20 million, CSE excluding the Czech Republic €57 million) and higher gains on sale of assets of €13 million, partly offset by increased impairment charges of €14 million and higher restructuring and related charges of €63 million. Operating income is adjusted for impairments of €28 million (Q4 2015: €14 million), restructuring and related charges of €90 million (Q4 2015: €27 million) and the gain on sale of assets of €20 million (Q4 2015: €7 million) to arrive at underlying operating income of €585 million (up €164 million over Q4 2015). Impairments are primarily related to operating and closed stores and investment properties at Ahold USA (€17 million) and remedy stores and other store operations in the Netherlands (€9 million). The restructuring and related charges of €90 million include €38 million of integration costs related to the merger between Ahold and Delhaize, €3 million of transaction costs, €3 million related to divestments of remedy stores, €11 million of costs related to Hurricane Matthew in the U.S. and €35 million related to a lump sum compensation for a reduction in benefits for employees in the Netherlands and the Global Support Office.

Income from continuing operations was €145 million; €109 million lower than last year. This follows from the increase in operating income of €100 million, a decrease in income taxes of €31 million and an increase in income from joint ventures of €14 million, offset by an increase in financial expenses of €254 million. The increase in financial expenses is mainly the result of the buy-back and cancellation of the entire principal amount of the JPY33 billion Floating Rate notes, and the unwinding of the corresponding derivatives, resulting in a one-off finance cost of €243 million.

Free cash flow of €874 million increased by €473 million compared to Q4 2015. This increase was mainly driven by higher cash generated from operations of €636 million, lower income taxes paid of €102 million and higher proceeds from divestments of assets of €19 million, partly offset by higher purchases of non-current assets of €223 million and higher interest paid of €65 million.

Net debt decreased in Q4 2016 by €371 million to €3,244 million, which is a result of our free cash flow of €874 million, partly offset by the settlement of the swap and the premium paid for the buyback of the JPY33 notes of €253 million, additional finance leases and the strengthening of the U.S. dollar against the euro.

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Summary report, Fourth quarter and Full year 2016 Management report

Full year 2016 (compared to full year 2015)

Operating income increased by €266 million to €1,584 million. Recorded in operating income are impairments of €104 million (2015: €39 million) and restructuring and related charges of €233 million (2015: €122 million), offset by a gain on the sale of assets €22 million (2015: €18 million), which collectively total €315 million (2015: €143 million) and are adjusted to arrive at underlying operating income of €1,899 million.

Income from continuing operations was €830 million; €19 million lower than last year. This reflects the increase in operating income of €266 million and higher income from joint ventures of €14 million, adjusted for higher net financial expenses of €276 million and higher income taxes of €23 million.

Net income was €830 million, down €21 million.

Free cash flow was €1,441 million; €257 million higher than last year. The increase is mainly due to higher cash generated from operations of €806 million and higher proceeds from divestment of assets of €53 million, partly offset by higher capital expenditures of €498 million, higher income taxes paid of €47 million and higher interest paid of €66 million.

In 2016, gross debt increased by €4,059 million to €7,561 million, primarily due to the merger with Delhaize (€4,134 million) and the strengthening of the U.S. dollar against the euro. This was partially offset by the buyback and cancellation of the entire principal amount of the JPY33 billion notes and regular payments on finance lease and financing transaction liabilities.

Ahold Delhaize’s net debt was €3,244 million as of January 1, 2017, an increase of €2,096 million from January 3, 2016. The increase in gross debt (€4,059 million), the capital repayment (€1,001 million), payment of common stock dividend (€429 million) and the buy-back of the JPY33 notes and the unwinding of the corresponding derivatives (total cash impact of €543 million), were partly offset by our free cash flow (€1,441 million), €2,201 million related to acquisition / divestments of businesses, net of cash, and acquired available for sale financial assets and restricted cash (€202 million).

Financial review pro forma

Fourth quarter 2016 (compared to fourth quarter 2015)

Pro forma underlying operating income was €608 million, €25 million lower than last year. Pro forma underlying operating margin was 3.9%, down 0.1% percentage points from last year.

Pro forma operating income decreased by €57 million to €501 million. Recorded in operating income are impairments of €23 million and restructuring and related charges and other of €84 million, which total €107 million and are adjusted to arrive at the pro forma underlying operating income. Impairments are primarily related to operating and closed stores and investment properties at Ahold USA (€17 million) and store operations in the Netherlands (€4 million). The restructuring and related charges of €84 million include €38 million of integration costs for the merger between Ahold and Delhaize, €11 million of costs related to Hurricane Matthew in the U.S. and €35 million related to a lump sum compensation for a reduction in benefits for employees in the Netherlands and the Global Support Office.

Pro forma income from continuing operations was €158 million, €208 million lower than last year, as a result of the decrease in pro forma operating income of €57 million and the increase in financial expenses of €230 million, partly offset by the decrease in income taxes of €68 million and increase in income of joint ventures of €12 million. The increase in financial expenses is mainly the result of the buy-back and cancellation of the entire principal amount of the JPY33 billion Floating Rate notes, and the unwinding of the corresponding derivatives, resulting in a one-off finance cost of €243 million.

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Summary report, Fourth quarter and Full year 2016 Management report

Outlook

We will remain focused on implementing our strategic initiatives to further improve the customer proposition and drive volumes, however we expect the deflationary environment in the United States to continue through the first quarter of 2017.

We confirm our target for 2017 of realizing €220 million net synergies, including €22 million realized in 2016, incremental to pro forma underlying operating income.

We expect free cash flow for the year 2017 to be €1.6 billion, after €1.8 billion of capital expenditure.

Dividend per share

We propose a common stock dividend of €0.57 for the financial year 2016, up 9.6% from last year. This represents a payout ratio of 48%, based on the expected dividend payment on pro forma underlying income from continuing operations.

Auditor’s involvement

The full year 2016 and 2015 information in the summary financial statements, as set out on pages 11 to 28 of this summary report, is based on Ahold Delhaize’s 2016 financial statements, as included in the 2016 Annual Report (the Financial Statements), published on March 1, 2017. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, PricewaterhouseCoopers Accountants N.V., has issued an unqualified opinion on the Financial Statements, dated February 28, 2017. For a better understanding of the company’s financial position and results and of the scope of the audit of PricewaterhouseCoopers Accountants N.V., this report should be read in conjunction with the Financial Statements. The General Meeting of Shareholders has not yet adopted the Financial Statements.

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Summary report, Fourth quarter and Full year 2016 Summary financial statements

Consolidated income statement

€ million, except per share data	Note	Q4 2016	Q4 2015[1]	2016	2015[1]

Net sales	4	15,119	9,786	49,695	38,203

Cost of sales	5	(11,119)	(7,095)	(36,317)	(27,760)
Gross profit		4,000	2,691	13,378	10,443

Selling expenses		(2,927)	(1,989)	(9,876)	(7,785)

General and administrative expenses		(586)	(315)	(1,918)	(1,340)
Total operating expenses	5	(3,513)	(2,304)	(11,794)	(9,125)

Operating income	4	487	387	1,584	1,318

Interest income		6	1	15	5

Interest expense		(78)	(56)	(273)	(235)

Net interest expense on defined benefit pension plans		(5)	(3)	(18)	(14)

Other financial expenses	10	(242)	(7)	(265)	(21)
Net financial expenses		(319)	(65)	(541)	(265)

Income before income taxes		168	322	1,043	1,053

Income taxes	6	(37)	(68)	(247)	(224)

Share in income of joint ventures		14	—	34	20
Income from continuing operations		145	254	830	849

Income (loss) from discontinued operations	7	(1)	—	—	2
Net income attributable to common shareholders		144	254	830	851

Attributable to:

Common shareholders		144	255	830	852

Non-controlling interests		—	(1)	—	(1)
Net income		144	254	830	851

Net income per share attributable to common shareholders

Basic		0.11	0.31	0.81	1.04

Diluted		0.11	0.31	0.81	1.02

Income from continuing operations per share attributable to common shareholders

Basic		0.11	0.31	0.81	1.04

Diluted		0.11	0.31	0.81	1.02

Weighted average number of common shares outstanding (in millions)

Basic		1,272	818	1,022	820

Diluted		1,282	856	1,031	857

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9311	0.9139	0.9038	0.9001

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Consolidated statement of comprehensive income

€ million	Note	Q4 2016	Q4 2015	2016	2015

Net income		144	254	830	851

Remeasurements of defined benefit pension plans

Remeasurements before taxes - income (loss)		189	(24)	(146)	(53)

Income taxes		(60)	4	47	11

Other comprehensive income (loss) that will not be reclassified to profit or loss		129	(20)	(99)	(42)

Currency translation differences in foreign interests:

Continuing operations		645	125	408	450

Income taxes		—	—	—	(1)

Cash flow hedges:

Fair value result for the period		(13)	13	(17)	39

Transfers to net income	10	213	(7)	179	(27)

Income taxes		(51)	(2)	(41)	(3)

Non-realized gains (losses) on financial investments available for sale

Fair value result for the period		(7)	—	(7)	—

Income taxes		1	—	1	—

Other comprehensive income of joint ventures - net of income taxes:

Share of other comprehensive income from continuing operations		—	1	—	1

Other comprehensive income reclassifiable to profit or loss		788	130	523	459
Total other comprehensive income		917	110	424	417
Total comprehensive income attributable to common shareholders		1,061	364	1,254	1,268

Attributable to:

Common shareholders		1,061	365	1,254	1,269

Non-controlling interests		—	(1)	—	(1)
Total comprehensive income attributable to commons shareholders		1,061	364	1,254	1,268

Attributable to:

Continuing operations		1,062	364	1,254	1,266

Discontinued operations		(1)	—	—	2
Total comprehensive income attributable to commons shareholders		1,061	364	1,254	1,268

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Consolidated balance sheet

€ million	Note	January 1, 2017	January 3, 2016[1]

Assets

Property, plant and equipment		11,770	6,677

Investment property		727	580

Intangible assets		12,547	1,968

Investments in joint ventures and associates		274	212

Other non-current financial assets		216	516

Deferred tax assets		700	628

Other non-current assets		64	39

Total non-current assets		26,298	10,620

Assets held for sale	7	50	3

Inventories		3,288	1,676

Receivables		1,588	837

Other current financial assets		677	596

Income taxes receivable		36	14

Prepaid expenses and other current assets		306	308

Cash and cash equivalents	9	4,032	1,826
Total current assets		9,977	5,260

Total assets		36,275	15,880

Equity and liabilities

Equity attributable to common shareholders	8	16,276	5,622

Non-controlling interests		—	(1)
Group equity		16,276	5,621

Loans		3,311	1,522

Other non-current financial liabilities		2,527	2,187

Pensions and other post-employment benefits		659	389

Deferred tax liabilities		1,596	110

Provisions		931	639

Other non-current liabilities		578	410

Total non-current liabilities		9,602	5,257

Liabilities related to assets held for sale	7	9	—

Accounts payable		5,389	2,800

Other current financial liabilities		2,178	330

Income taxes payable		87	39

Provisions		383	248

Other current liabilities		2,351	1,585
Total current liabilities		10,397	5,002

Total equity and liabilities		36,275	15,880

Year-end U.S. dollar exchange rate (euro per U.S. dollar)		0.9506	0.9208

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Consolidated statement of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844

Net income attributable to common shareholders		—	—	—	—	852	852

Other comprehensive income (loss)		—	—	449	9	(41)	417

Total comprehensive income attributable to common shareholders		—	—	449	9	811	1,269

Dividends		—	—	—	—	(396)	(396)

Share buyback	8	—	—	—	—	(161)	(161)

Cancellation of treasury shares		(1)	(785)	—	—	786	—

Share-based payments		—	—	—	—	66	66
Balance as of January 3, 2016		8	6,059	346	(123)	(668)	5,622

Net income attributable to common shareholders		—	—	—	—	830	830

Other comprehensive income (loss)		—	—	408	121	(105)	424

Total comprehensive income attributable to common shareholders		—	—	408	121	725	1,254

Dividends	8	—	—	—	—	(429)	(429)

Issuance of shares	8	5	10,756	—	—	—	10,761

Capital repayment	8	—	(1,013)	—	—	12	(1,001)

Share-based payments		—	—	—	—	74	74

Share in joint venture’s transactions with non-controlling interests		—	—	—	—	(5)	(5)

Balance as of January 1, 2017		13	15,802	754	(2)	(291)	16,276

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Consolidated statement of cash flow

€ million	Note	Q4 2016	Q4 2015[1]	2016	2015[1]

Income from continuing operations		145	254	830	849

Adjustments for:

Net financial expenses		319	65	541	265

Income taxes		37	68	247	224

Share in income of joint ventures		(14)	—	(34)	(20)

Depreciation, amortization and impairments	5	452	252	1,464	1,032

Release of favorable and unfavorable leases		(1)	—	—	2

Gains on the sale of assets / disposal groups held for sale	5	(20)	(7)	(22)	(18)

Share-based compensation expenses		19	11	61	47

Operating cash flows before changes in operating assets and liabilities		937	643	3,087	2,381

Changes in working capital:

Changes in inventories		(6)	(14)	(29)	31

Changes in receivables and other current assets		(54)	(147)	68	(237)

Changes in payables and other current liabilities		622	358	171	215

Changes in other non-current assets, other non-current liabilities and provisions		(41)	(18)	(125)	(24)

Cash generated from operations		1,458	822	3,172	2,366

Income taxes paid - net		11	(91)	(274)	(227)

Operating cash flows from continuing operations		1,469	731	2,898	2,139

Operating cash flows from discontinued operations		(1)	(1)	(5)	(6)

Net cash from operating activities		1,468	730	2,893	2,133

Purchase of non-current assets		(517)	(294)	(1,302)	(804)

Divestments of assets / disposal groups held for sale		39	20	104	51

Acquisition of businesses, net of cash acquired	3	(42)	(137)	2,205	(150)

Divestment of businesses, net of cash divested	7	—	—	(4)	—

Changes in short-term deposits and similar instruments		(86)	115	432	(247)

Dividends received from joint ventures		2	3	19	21

Interest received		6	1	15	4

Other		5	—	1	1

Investing cash flows from continuing operations		(593)	(292)	1,470	(1,124)

Net cash from investing activities		(593)	(292)	1,470	(1,124)

Interest paid		(125)	(60)	(293)	(227)

Repayments of loans	10	(320)	(5)	(347)	(31)

Changes in short-term loans		228	—	209	5

Repayments of finance lease liabilities		(46)	(25)	(141)	(104)

Dividends paid on common shares	8	—	—	(429)	(396)

Share buyback	8	—	—	—	(161)

Capital repayment	8	—	—	(1,001)	—

Other cash flows from derivatives	10	(234)	1	(260)	(22)

Other		(6)	—	13	—

Financing cash flows from continuing operations		(503)	(89)	(2,249)	(936)

Net cash from financing activities		(503)	(89)	(2,249)	(936)

Net cash from operating, investing and financing activities		372	349	2,114	73

Cash and cash equivalents at the beginning of the period (excluding restricted cash)		3,498	1,435	1,819	1,615

Effect of exchange rate differences on cash and cash equivalents		120	35	57	131

Cash and cash equivalents at the end of the period (excluding restricted cash)	9	3,990	1,819	3,990	1,819

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.9311	0.9139	0.9038	0.9001

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

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Summary report, Fourth quarter and Full year 2016 Summary financial statements

Notes to the consolidated summary financial statements

1. The Company and its operations

The principal activity of Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize” or the “Company” or “Group” or “Ahold Delhaize Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores primarily in the United States and Europe.

As of July 24, 2016, Ahold Delhaize is the new name of Koninklijke Ahold N.V. following the completion of the merger between Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV/SA (“Delhaize”).

As a result of the legal structure of the merger, Delhaize merged into Ahold. Since Ahold is the surviving entity, the historical IFRS information prior to the merger is that of Ahold.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2015 consolidated financial statements, except as otherwise indicated below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.

Ahold Delhaize’s reporting calendar in 2016 is based on 13 periods of four weeks, for a total of 52 weeks. The 2015 reporting calendar is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks.

The fourth quarter of 2016 started on October 10, 2016. For the former European Delhaize subsidiaries the fourth quarter started on October 1, 2016, and for the former Delhaize U.S. subsidiaries, the fourth quarter started on October 2, 2016. The results for these Delhaize subsidiaries for the period between their respective starting dates and October 10 have been excluded by extrapolating the income statement line items for these days and by adjusting for any significant transactions. The fourth quarter ended on January 1, 2017.

Segmentation

Ahold Delhaize’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold Delhaize’s operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, Ahold Delhaize’s policy on aggregating its operating segments into reportable segments is based on geography and on the management reporting structure.

As a result of the merger of Ahold and Delhaize, Ahold Delhaize assessed the segmentation structure, which resulted in the five reportable segments as included in Note 4 of these summary financial statements.

Changes in accounting policy

In 2016, in conjunction with the merger and the alignment of accounting policies, the Company changed its policy of accounting for employee contributions to its defined benefit plans and

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they are now reflected as a reduction of service costs in the period in which the related service is rendered. Previously, employee contributions were attributed to the periods of future service when measuring the defined benefit obligation.

This change is only applicable to the Company’s defined benefit pension plan in the Netherlands, as other defined benefit plans do not receive employee contributions. The change in policy has been applied prospectively. The effect of this change in policy was to increase the pension provision balance by € 28 million, through other comprehensive income.

Changes in presentation

Presentation of amortization of favorable lease-related intangible assets

As part of the purchase price allocation (PPA) of an acquisition, favorable lease-related intangible assets and unfavorable lease-related liabilities are identified. In the historical results of both Ahold and Delhaize, the unwinding of these liabilities were reported as part of rent expense, while the amortization of the intangible asset were reported as amortization expense. This resulted in a mismatch of the net PPA effect of similar items on the basis that they relate to either an asset or a liability.

Ahold Delhaize’s historical information has therefore been restated so that the amortization of the favorable lease-related asset is no longer reported as depreciation and amortization expense but is instead reported as rent expense.

Presentation of unfavorable lease liabilities

Unfavorable lease-related liabilities recognized upon an acquisition have historically been presented as onerous contract provisions by Ahold Delhaize. However, because these liabilities do not have uncertainty with respect to amount and timing, a decision has been made to now present these as other liabilities instead of provisions.

The adjustments to Ahold Delhaize’s 2015 comparative amounts for these changes in presentation are as follows:

€ million	January 3, 2016 as reported	Changes in presentation	January 3, 2016 as restated

Consolidated balance sheet

Non-current liabilities

Provisions	731	(92)	639

Other non-current liabilities	318	92	410

Current liabilities

Provisions	260	(12)	248

Other current liabilities	1,573	12	1,585

€ million	Q4 2015 as reported	Changes in presentation	Q4 2015 as restated	2015 as reported	Changes in presentation	2015 as restated

Consolidated statement of cash flows

Depreciation, amortization and impairments	255	(3)	252	1,043	(11)	1,032

Release of favorable and unfavorable leases	—	—	—	—	2	2

Operating cash flows before changes in operating assets and liabilities	646	(3)	643	2,390	(9)	2,381

Changes in other non-current assets, other non-current liabilities and provisions	(21)	3	(18)	(33)	9	(24)

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€ million	Q4 2015 as reported	Changes in presentation	Q4 2015 as restated	2015 as reported	Changes in presentation	2015 as restated

Note 5. Expenses by nature

Depreciation and amortization	241	(3)	238	1,004	(11)	993

Rent expenses and income - net	146	3	149	621	11	632

Cost alignment for online business

In 2016, Ahold Delhaize changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in certain reclassifications within the 2015 income statement. In Q4 2015, the reclassifications resulted in a decrease to cost of sales of €27 million (FY 2015: €75 million) and increases to selling expenses and general and administrative expenses of €23 million (FY 2015: €63 million) and €4 million (FY 2015: €12 million), respectively.

The adjustments to Ahold Delhaize’s 2015 comparative amounts for the changes in presentation are as follows:

€ million	Q4 2015 as reported	Changes in presentation	Q4 2015 as restated	2015 as reported	Changes in presentation	2015 as restated
Net sales	9,786	—	9,786	38,203	—	38,203

Cost of sales	(7,122)	27	(7,095)	(27,835)	75	(27,760)
Gross profit	2,664	27	2,691	10,368	75	10,443

Selling expenses	(1,966)	(23)	(1,989)	(7,722)	(63)	(7,785)

General and administrative expenses	(311)	(4)	(315)	(1,328)	(12)	(1,340)
Total operating expenses	(2,277)	(27)	(2,304)	(9,050)	(75)	(9,125)
Operating income	387	—	387	1,318	—	1,318

New and revised IFRSs effective in 2016

Amendments to IAS 1, “Disclosure initiative”

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment entities: Applying the Consolidation Exception”

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold Delhaize is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements”

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line

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method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Based on Ahold Delhaize’s current financial position, the application of these amendments to IFRS 11 does not have a significant effect on the consolidated financial statements.

Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

3. Business combinations and goodwill

On July 23, 2016, Ahold and Delhaize announced the completion of their merger, which became effective on July 24, 2016. With this merger, Ahold Delhaize has 21 local brands in 11 countries and employs 370,000 associates in over 6,500 grocery and specialty stores.

Key terms of the merger are:

•	The merger took place through a cross-border legal merger of Delhaize into Ahold;
•	Delhaize shareholders received 4.75 Ahold ordinary shares for each Delhaize ordinary share;
•	€ 1 billion was returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger; and
•	Ahold Delhaize is listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange.

The merger has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold being identified as the acquirer.

Purchase consideration

The purchase consideration was € 10,765 million. Goodwill recognized in the amount of € 5,926 million, which at the date of this report is treated as non-deductible for tax purposes, represents expected synergies from the combination of the operations. The transaction is expected to be accretive to earnings in the first full year after completion, with all anticipated run-rate synergies to be fully realized in the third year after completion. One-off costs of € 350 million will be required to achieve synergies.

Purchase consideration	€ million

Ordinary shares issued (i)	10,761

Amount attributable to purchase consideration in respect of replacement awards issued (ii)	4

Total purchase consideration	10,765

(i)	Under the terms of the merger, Delhaize shareholders were offered 4.75 ordinary shares in the Company for each share held in Delhaize. On completion of the merger, 496,000,577 ordinary shares were issued. The fair value of the shares issued as part of the consideration paid was based on the published share price on July 23, 2016, of € 21.695 per share.

(ii)	In accordance with the terms of the merger agreement, the Company exchanged certain equity-settled share-based payment awards held by employees of Delhaize (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The total value of the replacement awards is € 9 million. The consideration for the business combination includes € 4 million transferred to employees of Delhaize when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of

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€ 5 million will be recognized as post-acquisition compensation cost over the relevant service period.

Since the merger date, Delhaize contributed net sales of € 11,001 million and a net income of € 239 million (representing the results of the Delhaize operating entities plus any remaining head office and other charges from the Delhaize entities) to the 2016 results.

Assuming that the acquisition occurred on January 4, 2016, management reported on a pro forma basis consolidated net sales of € 62,331 million through January 1, 2017, and consolidated pro forma net income of € 1,078 million. The pro forma information is based on the historical Ahold and Delhaize quarters. The following main adjustments to the combined historical data were made to arrive at the pro forma information: i) exclusion of the performance of remedy stores and other divestments; ii) exclusion of merger transaction costs; iii) inclusion of purchase price allocation effects; iv) alignment of Global Support Office functions and related costs; and v) alignment of foreign exchange rates used in the translation of foreign group entities.

Acquisition-related costs

Ahold and Delhaize incurred transaction costs of € 135 million for banking fees, legal fees and other professional fees, of which € 62 million has been booked by Ahold and Delhaize in 2015 and € 73 million in 2016. Transaction costs of € 38 million (2015: € 32 million) have been included in General and administrative expenses as Restructuring and related charges and other.

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Net assets acquired

The following is a summary of the initial allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2016. There were several measurement period adjustments recognized subsequent to the amounts initially recognized and reported in the third quarter of 2016. The measurement period adjustments presented below were retrospectively recognized as adjustments to the July 24, 2016, opening balance sheet, and an insignificant amount has been included in the Income Statement in the fourth quarter.

€ million	Delhaize initially reported Q3 2016	Measurement period adjustments	Delhaize per Q4 2016	Other[1]	Total

Goodwill	5,926	—	5,926	31	5,957

Other intangibles	4,311	—	4,311	8	4,319

Property, plant and equipment (including investment property)	5,104	(3)	5,101	14	5,115

Deferred tax assets	7	(3)	4	2	6

Other non-current assets	97	1	98	—	98

Inventories	1,498	—	1,498	2	1,500

Assets held for sale	111	—	111	—	111

Cash and cash equivalent	2,280	—	2,280	—	2,280

Receivables & other current assets	1,015	4	1,019	—	1,019

Loans	(2,374)	—	(2,374)	—	(2,374)

Finance lease liabilities	(517)	—	(517)	(4)	(521)

Provisions non-current (including pensions)	(476)	6	(470)	—	(470)

Deferred tax liabilities	(1,427)	38	(1,389)	—	(1,389)

Other non-current liabilities	(236)	—	(236)	(6)	(242)

Accounts payable	(2,317)	2	(2,315)	(1)	(2,316)

Bank overdrafts	(993)	—	(993)	—	(993)

Liabilities held for sale	(37)	—	(37)	—	(37)

Other current liabilities	(1,207)	(45)	(1,252)	—	(1,252)

Total purchase consideration	10,765	—	10,765	46	10,811

Ordinary shares issued	(10,761)	—	(10,761)	—	(10,761)

Replacement awards issued	(4)	—	(4)	—	(4)

Cash acquired (excluding restricted cash)	(2,251)	—	(2,251)	—	(2,251)

Acquisition of business, net of cash	(2,251)	—	(2,251)	46	(2,205)

1.	Represents other smaller acquisitions of stores in the Netherlands and the U.S. and follow up from the measurement of the A&P acquisition in Q4 2015.

The valuation techniques used for measuring the fair value of material assets acquired and liabilities assumed were as follows:

•	Property, plant and equipment: The fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the “income generating” capacity of the relevant assets and the return or yield that a market participant would apply to such assets; a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets; and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets.

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•	Other intangible assets: The fair values of brand names and contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

•	Other intangible assets - lease-related intangibles: The fair values of lease-related intangibles have been assessed through a market approach, which requires a comparison of contract and market prices.

•	Deferred tax assets and liabilities: Deferred income tax assets and liabilities as of the merger date represented the expected future tax consequences of temporary differences between the fair values of the assets acquired and liabilities assumed and their tax bases. Deferred tax liabilities have been recognized in full except where the reversal of the temporary differences is within the control of the Company and these differences are not expected to reverse in the foreseeable future. Deferred tax assets have been recognized based on recoverability of the temporary differences and considering the tax planning strategies expected to be adopted by the Company.

•	Inventory: The fair value of inventory is primarily the carrying value at the merger date on the basis that the carrying value of inventory at cost for a retailer represents the fair value that would be paid by a market participant in the retail sector.

•	Assets held for sale - remedy stores: In order to get approval from competition authorities in the U.S. and Belgium, the Company has agreed to sell certain stores as part of the merger (“remedy stores”). The remedy stores have been presented as assets held for sale on the opening balance sheet and the purchase price allocated to these stores is based on the expected sales consideration, less any incremental costs directly attributable to the sale in accordance with IFRS 5.

•	Loans: The fair value of debt was estimated primarily on the basis of “market-quoted rates” for the listed debt.

•	Provisions - contingent liabilities: The provisions assumed as part of the net assets of the business combination include the fair value of contingent liabilities related to certain legal disputes as well as lease guarantees provided to lessors on certain stores which have been assigned or sold.

The fair value of the contingent liability associated with the legal disputes is based on an assessment of the expected cash outflow and the probability of such an outflow. The timing associated with any settlement of these disputes is uncertain and therefore the expected cash outflow considering its probability has not been discounted.

The fair value of the contingent liability associated with lease guarantees provided on sold or assigned stores is based on an evaluation of the counterparty’s credit risk (i.e., the risk of the party on behalf of whom the guarantee is provided) and the re-let potential of the property linked to its location.

•	Other receivables and liabilities: Other receivables and liabilities such as trade payables and receivables, other current and non-current assets and liabilities, provisions (other than contingent liabilities) and accruals are valued at the carrying values in Delhaize’s books on the basis that the carrying value represented the fair value as of the merger date. The carrying value of trade receivables recorded in Delhaize’s books included a provision relating to uncertain trade receivables where collectibility was not assured and these provisions have been included in the fair value assessment as of the merger date. No incremental fair value adjustments have been made to the carrying value of trade receivables recorded in Delhaize’s books.

If new information is obtained within one year of the date of acquisition about any additional provisions or facts and circumstances that would lead to adjustments to the above amounts that existed at the date of acquisition, the accounting for the acquisition will be revised.

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A reconciliation of Ahold Delhaize’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill
As of January 3, 2016
At cost	1,241
Accumulated impairment losses	(5)
Opening carrying amount	1,236
Acquisitions through business combinations	5,957
Impairment losses and reversals - net	(5)
Transfers to assets held for sale	(9)
Other movements - net	3
Exchange rate differences	213
Closing carrying amount	7,395
As of January 1, 2017
At cost	7,405
Accumulated impairment losses	(10)
Closing carrying amount	7,395

4. Segment reporting

Ahold Delhaize’s retail operations are presented in five reportable segments. In addition, Other retail, consisting of Ahold Delhaize’s unconsolidated joint ventures JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”) and P.T. Lion Super Indo, LLC (“Super Indo”), and Ahold Delhaize’s Global Support Office are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 2.

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
Delhaize America	Food Lion and Hannaford
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)
Belgium	Delhaize (including Belgium and Luxembourg)
Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania), Delhaize Serbia (Republic of Serbia )

Other	Included in Other
Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)
Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

Following the merger with Delhaize, the number of reportable segments increased due to the addition of reportable segments that consist of the Delhaize businesses merged into the Company: Delhaize America and Belgium. The Albert (Czech Republic) operating segment on which we previously reported separately is now aggregated into the Central and Southeastern Europe reportable segment together with operating segments in Greece, Romania and Serbia.

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Net sales

Net sales per segment are as follows:

	Q4 2016	Q4 2015	2016	2015
$ million

Ahold USA	6,108	6,624	26,377	26,350

Delhaize America	3,946	—	7,746	—

Average U.S. dollar exchange rate (euro per U.S. dollar)[1]	0.9311	0.9139	0.9038	0.9001

€ million

Ahold USA	5,690	6,060	23,845	23,732

Delhaize America	3,675	—	7,065	—

The Netherlands	3,226	3,265	13,101	12,699

Belgium	1,164	—	2,199	—

Central and Southeastern Europe	1,364	461	3,485	1,772
Ahold Delhaize Group	15,119	9,786	49,695	38,203

1.	Due to the difference in reporting periods and the results for Delhaize America are included as of July 24, 2016, the average U.S. dollar exchange rate differs slightly for Delhaize America.

Operating income

Operating income (loss) per segment is as follows:

	Q4 2016	Q4 2015	2016	2015

$ million

Ahold USA	228	271	902	974

Delhaize America	109	—	239	—

€ million

Ahold USA	214	248	818	878

Delhaize America	102	—	218	—

The Netherlands	121	145	578	557

Belgium	20	—	51	—

Central and Southeastern Europe	69	16	125	11

Global Support Office	(39)	(22)	(206)	(128)
Ahold Delhaize Group	487	387	1,584	1,318

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5. Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q4 2016	Q4 2015[1]	2016	2015[1]

Cost of product	10,683	6,800	34,846	26,597

Labor costs	2,134	1,445	7,196	5,704

Other operational expenses	1,167	760	3,852	2,938

Depreciation and amortization	424	238	1,360	993

Rent expenses and income - net	216	149	775	632

Impairment losses and reversals - net	28	14	104	39

(Gains) losses on the sale of assets - net	(20)	(7)	(22)	(18)
Total expenses by nature	14,632	9,399	48,111	36,885

1.	Comparative balances have been restated to conform to the current year’s presentation. See Note 2.

6. Income taxes

The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

€ million	2016	Tax rate	2015	Tax rate

Income before income taxes	1,043		1,053

Income tax expense at statutory tax rate	(261)	25.0%	(263)	25.0%

Adjustments to arrive at effective income tax rate:

Rate differential (local rates versus the statutory rate of the Netherlands)	(6)	0.6%	(26)	2.5%

Deferred tax income (expense) related to recognition of deferred tax assets - net	7	(0.7)%	29	(2.8)%

Reserves, (non-)deductibles and discrete items	13	(1.2)%	36	(3.4)%
Total income taxes	(247)	23.7%	(224)	21.3%

Rate differential indicates the effect of Ahold Delhaize’s taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. Reserves, (non-)deductibles and discrete items include one-time transactions.

7. Assets and liabilities held for sale and discontinued operations

Assets held for sale and related liabilities at January 1, 2017, consist primarily of non current assets and associated liabilities of stores (Ahold USA: € 27 million with associated liabilities of € 9 million, the Netherlands: € 19 million). The balances at January 1, 2017, included property, plant and equipment, goodwill and associated liabilities of the remaining remedy stores to be divested (Ahold USA: € 27 million, the Netherlands: € 4 million). As part of the approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold and Delhaize subsidiaries entered into agreements to sell 86 stores in the United States. The approval of the Belgian Competition Authority was conditional upon the divestment of 13 stores and a limited number of projects in Belgium. Of the 86 stores in the United States, Ahold USA divested eight out of 15 stores and Delhaize America divested all of the 71 stores. The divestment of remedy stores resulted in an € 18 million gain at Ahold USA. As part of the purchase price allocation, the property, plant and equipment and associated liabilities of

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Delhaize America’s remedy stores were recognized at fair value. Therefore, the divestments resulted in an insignificant loss at Delhaize America. None of the 13 stores in Belgium (eight Albert Heijn stores and five Delhaize franchisee stores) have been divested yet. The Netherlands incurred an impairment charge of € 6 million for the remedy stores held for sale.

In addition, Ahold Delhaize completed the sale of pet specialist shop chain Tom & Co with an insignificant divestment loss.

The remedy stores and Tom & Co do not represent discontinued operations.

Discontinued operations

Income from discontinued operations is specified as follows:

€ million	Q4 2016	Q4 2015	2016	2015

BI-LO / Bruno’s	(1)	—	—	1

Other	—	—	—	1

Results on divestments of discontinued operations [1]	(1)	—	—	2

Income (loss) from discontinued operations, net of income taxes	(1)	—	—	2

1	Results on divestments are after net income tax expense of nil for the fourth quarter of 2016 and 2015 (YTD 2016: nil, YTD 2015: € 1 million).

The cash flows from the divestment of businesses as presented in the cash flow statement are nil and € 4 million for Q4 and FY 2016, respectively (Q4 and FY 2015: nil).

8. Equity attributable to common shareholders

Dividend on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of € 0.52 per common share (€ 429 million in the aggregate). This dividend was paid on May 4, 2016.

The Management Board, with the approval of the Supervisory Board, proposes that a dividend of € 0.57 per common share be paid in 2017 with respect to 2016. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of January 1, 2017. The payment of this dividend will not have income tax consequences for the Company.

Share buyback and capital return and reverse stock split

On February 26, 2015, the Company announced its decision to return € 500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of € 18.32 per share for a total amount of € 161 million. As a result of the announcement that Ahold intended to merge with Delhaize, the share buyback program was terminated in the second quarter of 2015.

Of the total shares repurchased, 60,000,000 were canceled on July 7, 2015.

On March 14, 2016, the merger between Ahold and Delhaize, including a capital repayment and reverse stock split was approved at an Extraordinary General Meeting of Shareholders. The merger between Ahold and Delhaize became effective on July 24, 2016.

On July 18, 2016, every 17 issued common shares were consolidated into 16 common shares, which reduced the total number of common shares outstanding by 48,507,004 shares. The capital repayment of € 1.29 per remaining share, € 1,001 million in the aggregate (excluding transaction costs), was paid on July 21, 2016.

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As consideration, Delhaize shareholders received 4.75 Ahold common shares for each issued and outstanding Delhaize common share, which increased the number of common shares outstanding by 496,000,577 shares.

On January 9, 2017, the Company commenced the € 1 billion share buyback program that was announced on December 7, 2016. The program is expected to be completed before the end of 2017.

The number of outstanding common shares as of January 1, 2017, was 1,272,276,402 (January 3, 2016: 818,471,229).

9. Cash

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	January 1, 2017	January 3, 2016

Cash and cash equivalents as presented in the statement of cash flows	3,990	1,819

Restricted cash	42	7

Cash and cash equivalents as presented on the balance sheet[1]	4,032	1,826

1.	Cash and cash equivalents include € 1,184 million held under a notional cash pooling arrangement. This cash amount is fully offset by an identical amount included under Other current financial liabilities.

10. Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold Delhaize’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	January 1, 2017		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	66	75	42	49

Trade and other (non-)current receivables	1,600	1,600	832	832

Reinsurance assets	220	220	203	203

Total loans and receivables	1,886	1,895	1,077	1,084

Cash and cash equivalents	4,032	4,032	1,826	1,826

Short-term deposits and similar instruments	110	110	528	528

Derivatives	299	299	338	338

Available-for-sale	186	186	6	6
Total financial assets	6,513	6,522	3,775	3,782

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	January 1, 2017		January 3, 2016
€ million	Carrying amount	Fair value	Carrying amount	Fair value

Notes	(3,434)	(3,442)	(1,144)	(1,359)

Other loans	(5)	(5)	(3)	(3)

Financing obligations	(385)	(366)	(397)	(395)

Mortgages payable	(26)	(29)	(9)	(10)

Finance lease liabilities	(1,960)	(2,396)	(1,400)	(1,798)

Cumulative preferred financing shares	(497)	(549)	(497)	(554)

Dividend cumulative preferred financing shares	(20)	(20)	(22)	(22)

Accounts payable	(5,389)	(5,389)	(2,800)	(2,800)

Short-term borrowings	(1,253)	(1,253)	(52)	(52)

Interest payable	(59)	(59)	(29)	(29)

Reinsurance liabilities	(234)	(234)	(221)	(221)

Other	(89)	(97)	(61)	(71)
Total non-derivative financial liabilities	(13,351)	(13,839)	(6,635)	(7,314)

Derivatives	(63)	(63)	(210)	(210)
Total financial liabilities	(13,414)	(13,902)	(6,845)	(7,524)

Buy-back and cancellation of the JPY33 billion Floating Rate Notes

On November 15, 2016, Ahold Delhaize executed a buyback and cancellation of the outstanding principal amount of its JPY33 billion floating rate notes, due May 2031 (“JPY notes”) and the unwinding of the associated yen / euro cross currency interest rate swap for a total consideration of € 543 million. Together, the JPY notes and the swap represented a synthetic € 299 million long-term liability at an annual interest rate of 7.065%. The buying back of the JPY notes resulted in a one-off finance cost of € 243 million, before tax. This cost included a € 213 million release from equity to the income statement relating to the unwinding of the swap for which hedge accounting was applied. The cost of buying back the JPY notes and unwinding the swap has been funded from available cash.

Financial assets and liabilities measured at fair value on the balance sheet

Of Ahold Delhaize’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

To the extent that no cash collateral is contractually required, the valuation of Ahold Delhaize’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (CVA), and adjusted for Ahold Delhaize’s own credit risk, called Debit Valuation Adjustment (DVA). The CVA / DVA calculations have been added to the fair value of Ahold Delhaize’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

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No CVA / DVA adjustments are made to the valuation of certain derivative instruments, for which both Ahold Delhaize and its counterparties are required to post or redeem cash collaterals if the value of a derivative exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and Ahold Delhaize’s own non-performance risk on the value of the instrument. The portion of outstanding derivatives that was collateralized is specified as follows:

€ million	January 1, 2017	January 3, 2016

Cross-currency interest rate swaps	63	—

Total net derivative liabilities subject to collateralization	63	—

Collateralized amount	17	—

The carrying amount of trade and other (non-)current receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings for which an active market exists are based on quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2015. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11. Commitments and contingencies

A comprehensive overview of commitments and contingencies as of January 1, 2017, is included in Note 34 of Ahold Delhaize’s 2016 consolidated financial statements, which are published as part of Ahold Delhaize’s Annual Report 2016 on March 1, 2017.

12. Subsequent events

There have been no significant subsequent events.

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Other financial and operating information

Free cash flow1

€ million	Q4 2016	Q4 2015	2016	2015

Operating cash flows from continuing operations before changes in working capital and income taxes paid	896	625	2,962	2,357

Changes in working capital	562	197	210	9

Income taxes paid - net	11	(91)	(274)	(227)

Purchase of non-current assets	(517)	(294)	(1,302)	(804)

Divestments of assets / disposal groups held for sale	39	20	104	51

Dividends received from joint ventures	2	3	19	21

Interest received	6	1	15	4

Interest paid	(125)	(60)	(293)	(227)
Free cash flow	874	401	1,441	1,184

1	Free cash flow is a non-GAAP measure. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

Net debt1

€ million	January 1, 2017	October 9, 2016	January 3, 2016

Loans	3,312	3,510	1,522

Finance lease liabilities	1,761	1,655	1,290

Cumulative preferred financing shares	497	497	497

Non-current portion of long-term debt	5,570	5,662	3,309

Short-term borrowings and current portion of long-term debt	1,991	1,684	193

Gross debt	7,561	7,346	3,502

Less: Cash, cash equivalents, short-term deposits and similar instruments, and short-term available for sale instruments[2,3,4,5]	4,317	3,731	2,354

Net debt	3,244	3,615	1,148

1	Net debt is a non-GAAP measure. For a description of this non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at January 1, 2017, was €110 million (October 9, 2016: €194 million, January 3, 2016: €528 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Included in available-for-sale instruments is a US treasury investment fund in the amount of €175 million (January 3, 2016: nil).
4	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €217 million, €128 million and €216 million as of January 1, 2017, October 9, 2016 and January 3, 2016, respectively.
5	Cash and cash equivalents include an amount held under a notional cash pooling arrangement of €1,184 million (October 9, 2016: €957 million, January 3, 2016: nil). This cash amount is fully offset by an identical amount included under Short-term borrowings and current portion of long-term debt.

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Store portfolio (including franchise stores)

	End of 2015	Acquired Delhaize Merger	Opened / other acquired	Remedy and other divestment[2]	Closed / other sold	End of Q4 2016[1]

Ahold USA	788	—	2	(8)	(6)	776

Delhaize America	—	1,284	3	(71)	(2)	1,214

The Netherlands	2,134	—	63	—	(34)	2,163

Belgium	—	903	10	(145)	(3)	765

Central and Southeastern Europe	331	1,238	73	—	(4)	1,638

Total	3,253	3,425	151	(224)	(49)	6,556

1.	The number of stores at the end of Q4 2016 includes 1,152 specialty stores (Etos and Gall & Gall) (Q4 2015: 1,139).
2.	During the third quarter Tom & Co (with 145 stores) was divested. As per Q4 2016, 29 remedy and other divestment stores remain to be sold.

Pro forma financial information

Pro forma net sales per channel

€ million	Pro forma Q4 2016	Pro forma Q4 2015	% change	% change constant rates	Pro forma 2016	Pro forma 2015	% change	% change constant rates

Online sales[1,2]	579	502	15.3%	14.8%	2,035	1,701	19.6%	19.4%

Store sales[3]	14,926	15,165	(1.6)%	(2.7)%	60,296	59,180	1.9%	1.6%

Total net sales	15,505	15,667	(1.0)%	(2.2)%	62,331	60,881	2.4%	2.1%

1.	Pro forma online sales in the fourth quarter and for the full year 2016 increased 22.2% and 21.6%, respectively, at constant exchange rates and adjusted for week 53 in 2015.
2.	Pro forma net consumer online sales increased 20.6% in the fourth quarter to €673 million, or 19.9% at constant exchange rates (FY 2016: increased 24.8% to €2,324 million, or 24.7% at constant exchange rates). Pro forma net consumer online sales in the fourth quarter and for the full year 2016 increased 27.9% and 27.0%, respectively, at constant exchange rates and adjusted for week 53 in 2015.
3.	Pro forma store sales in the fourth quarter and for the full year 2016 increased 2.1% and 2.9%, respectively, at constant exchange rates and adjusted for week 53 in 2015.

Pro forma underlying operating income and pro forma underlying EBITDA1

Underlying operating income per segment and underlying EBITDA per segment are as follows:

Q4 2016

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	192	119	130	23	74	(37)	501

Impairments	17	1	4	—	1	—	23

(Gains) losses on the sale of assets	(1)	(1)	2	—	—	—	—

Restructuring and related charges and other	13	22	25	7	—	17	84

Adjustments to operating income	29	22	31	7	1	17	107

Underlying operating income (loss)	221	141	161	30	75	(20)	608

Depreciation and amortization	159	130	69	36	37	6	437

Underlying EBITDA	380	271	230	66	112	(14)	1,045

1.	Underlying operating income and underlying EBITDA are non-GAAP measures. For a description of these non-GAAP measures refer to section Use of non-GAAP financial measures at the end of this report.

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Underlying operating income in local currency for Q4 2016 was $237 million for Ahold USA and $152 million for Delhaize America.

Q4 2015

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	243	110	143	8	75	(21)	558

Impairments	7	3	8	11	6	—	35

(Gains) losses on the sale of assets	(4)	5	(3)	—	3	—	1

Restructuring and related charges and other	9	7	2	9	2	10	39

Adjustments to operating income	12	15	7	20	11	10	75

Underlying operating income (loss)	255	125	150	28	86	(11)	633

Depreciation and amortization	156	120	65	34	35	6	416

Underlying EBITDA	411	245	215	62	121	(5)	1,049

Underlying operating income in local currency for Q4 2015 was $278 million for Ahold USA and $137 million for Delhaize America.

Full year 2016

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	854	459	578	97	215	(229)	1,974

Impairments	32	6	15	14	7	—	74

(Gains) losses on the sale of assets	(8)	7	2	(4)	2	5	4

Restructuring and related charges and other	43	66	34	14	7	82	246

Adjustments to operating income	67	79	51	24	16	87	324

Underlying operating income (loss)	921	538	629	121	231	(142)	2,298

Depreciation and amortization	670	492	288	145	147	23	1,765

Underlying EBITDA	1,591	1,030	917	266	378	(119)	4,063

Underlying operating income in local currency for full-year 2016 was $1,018 million for Ahold USA and $595 million for Delhaize America.

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Full year 2015

€ million	Pro forma
	Ahold USA	Delhaize America	The Netherlands	Belgium	Central and Southeastern Europe	Global Support Office	Ahold Delhaize Group

Operating income (loss)	859	483	551	1	165	(160)	1,899

Impairments	20	6	19	17	6	—	68

(Gains) losses on the sale of assets	(10)	9	(8)	—	4	—	(5)

Restructuring and related charges and other	53	21	8	68	18	25	193

Adjustments to operating income	63	36	19	85	28	25	256

Underlying operating income (loss)	922	519	570	86	193	(135)	2,155

Depreciation and amortization	650	476	270	147	142	22	1,707

Underlying EBITDA	1,572	995	840	233	335	(113)	3,862

Underlying operating income in local currency for full year 2015 was $1,023 million for Ahold USA and $576 million for Delhaize America.

Pro forma underlying income from continuing operations1

€ million	Pro forma
	Ahold Delhaize Group Q4 2016	Ahold Delhaize Group Q4 2015	Ahold Delhaize Group FY 2016	Ahold Delhaize Group FY 2015

Income from continuing operations	158	366	1,078	1,202

Adjustments to operating income	107	75	324	256

Underlying adjustments to financial expenses	243	2	246	43

Underlying adjustments to income taxes	(95)	(26)	(162)	(91)

Underlying income from continuing operations	413	417	1,486	1,410

Basic earnings per share from continuing operations[2]	0.12	0.29	0.85	0.95

Underlying earnings per share from continuing operations[2]	0.32	0.33	1.17	1.11

1.	Pro forma underlying income from continuing operations is a non-GAAP measure. For a description of this non-GAAP measure refer to section Use of non-GAAP financial measures at the end of this report.
2.	The number of shares outstanding (1,272,112,616 shares) as of the merger effective date of July 24, 2016, is used as the basis for the calculation of the pro forma number of shares outstanding for the periods up to the merger date. After the merger date the actual number of share outstanding are used in the calculation to determine the weighted average number of shares outstanding for the quarter and year to date. Pro forma basic and underlying earnings per share from continuing operations are calculated by dividing the pro forma (underlying) income from continuing operations attributable to equity holders by these numbers of shares outstanding. The weighted average number of shares used for calculating the pro forma basic and underlying earnings per share for Q4 2016 is 1,272,249,555 and for the full year 2016 is 1,272,157,547.

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Pro forma financial information reconciliations

Group pro forma financial information Q4 2016

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Merger transaction costs	Calendar effect[1]	Ahold Delhaize pro forma

Net sales	15,119	(132)	—	518	15,505

Operating income	487	(9)	3	20	501

Impairments	28	(5)	—	—	23

(Gains) losses on the sale of assets	(20)	20	—	—	—

Restructuring and related charges and other	90	(3)	(3)	—	84

Underlying Operating income	585	3	—	20	608

1.	Calendar effect reflects the results for the period October 1, 2016 - October 9, 2016, since these are included in the pro forma information. See note under Group Performance section on page 3 for more information.

Pro forma net sales by segment Q4 2016

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Calendar effect[1]	Ahold Delhaize pro forma

Ahold USA	5,690	(100)	—	5,590

Delhaize America	3,675	(9)	303	3,969

The Netherlands	3,226	(18)	—	3,208

Belgium	1,164	(5)	121	1,280

Central and Southeastern Europe	1,364	—	94	1,458

Ahold Delhaize Group	15,119	(132)	518	15,505

1.	Calendar effect reflects the results for the period October 1, 2016 - October 9, 2016, since these are included in the pro forma information. See note under Group Performance section on page 3 for more information.

Pro forma operating income by segment Q4 2016

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Merger transaction costs	Calendar effect[1]	Ahold Delhaize pro forma

Ahold USA	214	(22)	—	—	192

Delhaize America	102	4	—	13	119

The Netherlands	121	9	—	—	130

Belgium	20	—	—	3	23

Central and Southeastern Europe	69	—	—	5	74

Global Support Office	(39)	—	3	(1)	(37)

Ahold Delhaize Group	487	(9)	3	20	501

1.	Calendar effect reflects the results for the period October 1, 2016 - October 9, 2016, since these are included in the pro forma information. See note under Group Performance section on page 3 for more information.

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Pro forma underlying income from continuing operations Q4 2016

€ million	Ahold Delhaize IFRS numbers	Remedy stores and other divestments	Merger transaction costs	Calendar effect[1]	Ahold Delhaize pro forma

Income from continuing operations	145	(2)	3	12	158

Adjustments to operating income	98	12	(3)	—	107

Underlying adjustments to financial expenses	243	—	—	—	243

Underlying adjustments to income taxes	(88)	(7)	—	—	(95)

Underlying income from continuing operations	398	3	—	12	413

1.	Calendar effect reflects the results for the period October 1, 2016 - October 9, 2016, since these are included in the pro forma information. See note under Group Performance section on page 3 for more information.

Pro forma free cash flow

€ million	Q4 2016	Q4 2015	2016	2015

Free cash flow Ahold Delhaize	874	401	1,441	1,184

Delhaize prior to merger, July 23, 2016	—	349	(64)	521

Free cash flow Ahold Delhaize combined	874	750	1,377	1,705

Pro forma adjustments[1]	30	(5)	(30)	(53)

Pro forma free cash flow	904	745	1,347	1,652

1.	Pro forma adjustments are related to the remedy stores, Tom & Co and other divestments, the impact of the exchange rate adjustment, and merger transaction costs.

Use of non-GAAP financial measures

This summary report includes non-GAAP financial measures. The descriptions of the non-GAAP financial measures, are included on pages 70 and 71 of Ahold Delhaize’s Annual Report 2016. The description of non-GAAP measures that are new or changed in 2016, are included below.

Fourth quarter sales adjusted for week 53 in 2015

Net sales in the fourth quarter of 2015 minus net sales of former Ahold segments in the 53rd week of 2015. Ahold Delhaize’s management believes that this measure provides an insight into the impact of the additional week when net sales are compared to the same quarter in previous year.

Full year sales adjusted for week 53 in 2015

Net sales in full year 2015 minus net sales of former Ahold segments in the 53rd week of 2015. Ahold Delhaize’s management believes that this measure provides an insight into the impact of the additional week when net sales are compared to the previous year.

The measurement period for comparable sales

The measurement period for comparable sales of former Ahold segments for the quarter and full year correspond to the fourth quarter and full year 2015 adjusted for week 53, respectively.

Comparable sales and comparable sales excluding gasoline sales

The comparable sales operating metric is defined as net sales, in local currency, from exactly the same stores and online sales in existing market areas for the most recent comparable period plus net sales from stores that are replaced within the same market area. For markets that sell gasoline, Ahold Delhaize also calculates the comparable sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Comparable sales and comparable sales excluding gasoline sales are not reflected in Ahold Delhaize’s financial statements. However, the Company believes that disclosing comparable sales and

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comparable sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

Earnings before interest, taxes, deprecation and amortization, or EBITDA

Ahold Delhaize defines EBITDA as operating income / (loss) plus depreciation and amortization. EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Underlying earnings before interest, taxes, depreciation and amortization, or underlying EBITDA

Ahold Delhaize defines underlying EBITDA as underlying operating income plus depreciation and amortization. Underlying EBITDA is considered to be a useful measure for investors to analyze profitability by eliminating the effects of financing (i.e., net financial expense), capital investments and the impact of the purchase price allocation (i.e., depreciation and amortization).

Underlying income from continuing operations

Ahold Delhaize defines underlying income from continuing operations as income from continuing operations adjusted for (i) impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other specific items considered to not be directly related to the underlying operating performance, (ii) material non-recurring finance costs and income tax expense, and (iii) the potential effect of income tax on all these items.

Underlying earnings per share from continuing operations

Underlying earnings per share from continuing operations is calculated as underlying income from continuing operations, divided by the weighted average number of shares outstanding.

Free cash flow

Ahold Delhaize defines free cash flow as operating cash flows from continuing operations minus net capital expenditures and net interest paid plus dividends received. Ahold Delhaize has included free cash flow as the Company believes it is a useful measure for investors, because it provides insight into the cash flows available to, among other things, reduce debt and pay dividends. Free cash flow is derived from the financial statements; however, this is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, free cash flow should not be considered as an alternative to operating cash flow.

Net Debt

Net debt is the difference between (i) the sum of loans, finance lease liabilities, cumulative preferred financing shares and short-term debt (i.e., gross debt) and (ii) cash, cash equivalents, current portion of available-for-sale financial assets, and short-term deposits and similar instruments. In management’s view, because cash, cash equivalents, current portion of available-for-sale financial assets, and short-term deposits and similar instruments can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure for investors to judge Ahold Delhaize’s leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Global Support Office costs

Global Support Office costs relate to the responsibilities of the Global Support Office, including Finance, Strategy, Mergers & Acquisitions, Internal Audit, Legal & Compliance, Human Resources, Information Technology, Insurance, Tax, Treasury, Communications, Investor Relations, Corporate Responsibility, and the majority of the Executive Committee. Global Support Office costs also include results from other activities coordinated centrally but not allocated to any subsidiary.

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Pro forma

Ahold Delhaize defines the pro forma information as the combined results of Ahold and Delhaize in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). These combined results are adjusted for:

•	Exclusion of the performance of remedy stores and other divestments
•	Exclusion of merger transaction costs
•	Inclusion of Purchase Price Allocation (“PPA”) effects
•	Alignment of Global Support Office functions and related costs
•	Alignment of foreign exchange rates used in the translation of foreign group entities

For more information on the pro forma numbers, refer to page 2 of this press release and to the Pro forma booklet as published on October 6, 2016.

Vesting of shares under the GRO plan

On April 13, 2017, a maximum of 0.3 million shares granted in 2014 to members of the Management Board under the Ahold GRO plan and 0.2 million performance shares granted in 2012 to members of the Management Board under the five-year component of the Ahold GRO plan are expected to vest. On May 26, 2017, a maximum of 0.2 million shares granted in 2014 to members of the Management Board under the Delhaize European long-term incentive plan are expected to vest. Except to finance taxes and social charges due on the vesting date, members of the Management Board cannot sell shares for a period of at least five years following the grant date, or until the date of resignation from the Management Board, if this period is shorter.

On March 2, 2017, a maximum of 3.3 million shares granted in 2014 to Ahold Delhaize associates under the Ahold GRO plan, 2.7 million performance shares granted in 2012 to Ahold Delhaize associates under the five-year component of the Ahold GRO plan and 0.1 million matching shares granted in 2012 to Ahold Delhaize associates under the three-year component of the Ahold GRO plan are expected to vest. Vesting is subject to the participant being employed by the Company on the applicable vesting date. As of the vesting date, participants are allowed to sell all or part of the shares vested, subject to insider trading restrictions as applicable from time to time.

In addition, a maximum number of 0.7 million shares granted in 2016 to Ahold Delhaize associates under the one-time retention plan are expected to vest in November 2017, provided the performance conditions are met.

The Company will use treasury shares for delivery of the vested shares.

Financial calendar

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold Delhaize’s 2016 financial year consisted of 52 weeks and ended on January 1, 2017. Ahold Delhaize’s 2015 financial year consisted of 53 weeks and ended on January 3, 2016.

Ahold Delhaize’s 2017 financial year consists of 52 weeks and ends on December 31, 2017. The quarters in 2017 are:

First quarter	January 2 through April 2, 2017
Second quarter	April 3 through July 2, 2017
Third quarter	July 3, through October 1, 2017
Fourth quarter	October 2 through December 31, 2017

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Cautionary notice

This press release contains information that qualifies as inside information within the meaning of Article 7(1) of the EU Market

Abuse Regulation.

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as progresses, proposed, on track, strategy, plan, leveraging, realizing, targets, focus, continue, growth, to be carried out, future, commitment to deliver, expect, incremental, will, save-to-invest programs and improve or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company’s outstanding financial debt; future changes in accounting standards; the Company’s ability to generate positive cash flows; general economic conditions; the Company’s international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company’s U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company’s credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company’s inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and sustainable retailing; the Company’s inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company’s suppliers; the unsuccessful operation of the Company’s franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company’s control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company’s legal proceedings; adverse results arising from the Company’s claims against its self-insurance programs; increase in costs associated with the Company’s defined benefit pension plans; and other factors discussed in the Company’s public filings and other disclosures.

Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law. Contact the legal department for the latest version of the cautionary notice.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize

YouTube: @AholdDelhaize

LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 21 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 370,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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